UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 - 108 Avenue NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice Declaring Intention to be Qualified Under National Instrument 44-101

99.2	Alignvest Management Corporation Investor Rights Agreement

99.3	SG Enterprises II, LLC Investor Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILOGY INTERNATIONAL PARTNERS INC.
(Registrant)

Date: March 27, 2017	By:	/s/ Erik Mickels

Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer